SCHEDULE A
                                     TO THE
                         INVESTMENT ADVISORY AGREEMENT
                         DATED OCTOBER 24, 2008 BETWEEN
                       THE ADVISORS' INNER CIRCLE FUND II
                                      AND
                       CHAMPLAIN INVESTMENT PARTNERS, LLC

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

FUND                                                                 RATE

Champlain Small Company Fund ....................................... 0.90%
Champlain Mid Cap Fund ............................................. 0.80%
Champlain All Cap Fund ............................................. 0.65%



















Revised: November 19, 2013